Exhibit 4.1

VERTICALNET, INC.

Amendment No.1
to
Senior Secured Convertible Promissory Note
due July 2, 2007

Original Note No.     Original Principal Amount: $
Original Note Dated: August 16, 2005
Amendment No. 1 Dated: August 31, 2005

This AMENDMENT NO. 1 TO SENIOR SECURED CONVERTIBLE PROMISSORY NOTE dated as of August 31, 2005 (this “Amendment”) is made and entered into by and among Verticalnet, Inc., a Pennsylvania corporation (the “Maker”), and the noteholder named on the signature page hereto (the “Holder”). Holder is the owner of that certain Senior Secured Convertible Promissory Note due July 2, 2007 No.     in the principal amount stated above (the “Original Note”).

BACKGROUND

WHEREAS, pursuant to that certain Note and Warrant Purchase Agreement dated as of August 16, 2005 (the “Purchase Agreement”), by and among the Maker and the Purchasers (as defined in the Purchase Agreement), the Maker issued and sold to the Purchasers, and the Purchasers purchased from the Maker, Senior Secured Convertible Promissory Notes due July 2, 2007 (the “Notes”) in the aggregate principal amount of Six Million Six Hundred Thousand Dollars ($6,600,000), which included the issuance of the Original Note to the Holder;

WHEREAS, the Maker and the Holder desire to amend the Original Note as set forth in this Amendment; and

WHEREAS, contemporaneously with the execution and delivery of this Amendment, the Maker is entering into an amendment in form and substance identical with this Amendment with each Purchaser to amend each of the Notes issued by the Maker.

NOW, THEREFORE, the parties hereto agree as follows:

AGREEMENT

1. Section 3.4(c) of Original Note shall be amended and restated in its entirety as follows:

“(c) Notwithstanding anything to the contrary set forth herein, the Maker shall not be obligated to issue in excess of an aggregate of 9,468,758 shares of Common Stock upon conversion of the Notes, which number of shares shall be subject to adjustment pursuant to Sections 3.6(a)(i) through (iv) (such number of shares, the “Issuable Maximum”). The Issuable Maximum equals 19.99% of the number of  shares of Common Stock outstanding immediately prior to the Issuance Date. If on any Conversion Date (A) the Conversion Price then in effect is such that the aggregate number of shares of Common Stock to be issued on such Conversion Date when added with the number of share of Common Stock previously issued upon conversion of the Notes would equal or exceed the Issuable Maximum, and (B) the Maker shall not have previously obtained the vote of stockholders (the “Stockholder Approval”), if any, as may be required by the applicable rules and regulations of the Nasdaq SmallCap Market (or any successor entity) applicable to approve the issuance of shares of Common Stock in excess of the Issuable Maximum pursuant to the terms hereof, then the Maker shall issue to the Holder so requesting such number of  shares of Common Stock equal to the Issuable Maximum minus the number of shares of Common Stock previously issued upon conversion of the Notes and, with respect to the remainder of shares of Common Stock which would result in an issuance of shares of Common Stock in excess of the Issuable Maximum (the “Excess Shares”), the Maker shall use its best efforts to obtain the Stockholder Approval applicable to such issuance as soon as is possible, but in any event not later than the next annual meeting of stockholders (the “First Stockholder’s Meeting”). The Maker acknowledges that such request has been made by the Holder as of the Issuance Date. The Maker and the Holder understand and agree that shares of Common Stock issued to and then held by the Holder as a result of conversion of the Notes or as a result of exercise of the Warrants shall not be entitled to cast votes on any resolution to obtain Stockholder Approval. The Maker agrees that all of the officers and directors of the Maker that hold shares of Common Stock shall vote in favor of the issuance of shares of Common Stock in excess of the Issuable Maximum. If the Stockholder Approval is not obtained at the First Stockholder’s Meeting, so long as any of the Notes remain outstanding the Maker shall cause a stockholder’s meeting to be held every six months thereafter until the Stockholder Approval is obtained.”

2. The Original Note shall remain in full force and effect in all respects except as modified by this Amendment.

3. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Amendment shall not be interpreted or construed with any presumption against the party causing this Amendment to be drafted.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Senior Secured Convertible Promissory Note to be duly executed by their respective authorized officers as of the date first above written.

VERTICALNET, INC.

By: /s/ Christopher G. Kuhn
Name: Christopher G. Kuhn
Title: Vice President and General Counsel

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO
SENIOR SECURED CONVERTIBLE PROMISSORY NOTE]

HOLDER:

By:     Name:
Title:

Original Note No.

Schedule A

Noteholders

Holder’s Name	Note Amount	Original Note No.
Iroquois Master Fund, Ltd.	1,150,000.00	CN-05-01

Alpha Capital AG	500,000.00	CN-05-02

JGB Capital L.P.	300,000.00	CN-05-03

Harborview Master Fund LP	400,000.00	CN-05-04

Portside Growth and Opportunity Fund	250,000.00	CN-05-05

Smithfield Fiduciary LLC	500,000.00	CN-05-06

Bristol Investment Fund, Ltd.	500,000.00	CN-05-07

Nite Capital LP	250,000.00	CN-05-08

Castle Creek Technology Partners LLC	1,000,000.00	CN-05-09

DKR Soundshore Oasis Holding Fund Ltd.	500,000.00	CN-05-10

CAMOFI Master LDC	500,000.00	CN-05-11

Whalehaven Capital Fund Limited	500,000.00	CN-05-12

Platinum Long term Growth I, LLC	250,000.00	CN-05-13